

June 21, 2011

Via E-mail
Mr. Robert Davis
Chief Financial Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

Re: Liberator Medical Holdings, Inc.
      Form 10-K for the Year Ended September 30, 2010
      Filed January 13, 2011
      File No. 000-05663

Dear Mr. Davis:

We have reviewed your responses dated June 3, 2011 to our April 20, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing your response to the comments, we may have additional comments.

Critical Accounting Policies, Judgments and Estimates
Deferred Advertising Costs, page F-8

1. We acknowledge your response to our prior comment two. Although it may appear that your continued advertising spend results in future economic benefits as demonstrated by your consistent quarterly reorder rates, please elaborate on how the benefits associated with your increased advertising spend beginning in fiscal 2010 are similar to past advertising as required by ASC 340-20-25-9. In your response please clarify how much of your increased advertising spend relates to increases in costs per advertising unit, e.g., television commercial run, magazine ad, etc., versus increases in advertising volume. In addition, please quantify the success rate in obtaining new customers per unit of advertising and demonstrate how these success rates are similar to historical rates.

2. Assuming you can support that your current direct-response advertising efforts are expected to result in similar effects as responses to past direct-response advertising as requested in the preceding comment, please provide us proposed revised disclosure to be included in MD&A in future periodic reports that:

- explains why you continue to significantly increase your advertising expenditures when revenues do not appear to be increasing at the same rates; and
- clarifies that your increased advertising expenditure does not represent an effort to target new markets or sell new products.

3. Please confirm to us that the information presented in the table on page eight of your response incorporates subsequent reorder revenue solely associated with the products originally ordered by new customers in the direct-response advertising pool quarter identified. To the extent that revenue from other products is included in the table, please explain to us how this table is supportive of your assertion that the reordering of the product initially sold as a result of the initial direct-response advertising should be considered in assessing the period of expected future benefit.

General

4. It appears that your response attempts to redact certain information from public disclosure, yet all information is presented in your letter on EDGAR. In addition, it appears that you wish to redact your entire response to the second bullet of our previous comment one. Please address the following comments:
- please resubmit your June 3, 2011 response with a cover letter providing written substantiation in support of the need for confidential treatment of the information requested and limit your Rule 83 request to only those portions of the response which must truly remain confidential;
- submit an electronic version of the response to this comment as CORRESP and include all the non-confidential information in that letter; and
- redact the information subject to the new Rule 83 request and mark the response using brackets or other clear markings to indicate the location of the omitted material.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant